Morgan, Lewis & Bockius LLP

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Philadelphia, PA  19204

Tel. +1 215.963.5000

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www.morganlewis.com

Justin W. Chairman

+1 215.963.5061

justin.chairman@morganlewis.com

November 15, 2019

Via EDGAR

Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MediaCo Holding Inc.
Registration Statement on Form 10-12B
Filed November 15, 2019
File No. 001-39029

Dear Ms. Krebs:

We are writing on behalf of MediaCo Holding Inc. (the “Company”) in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 14, 2019 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10 (File No. 001-39029) (the “Form 10”), Amendment No. 3 to which was filed with the Commission on November 8, 2019. In response to the Comment Letter, we are filing this response letter with the Commission simultaneously with the filing of Amendment No. 4 to the Form 10 (“Amendment No. 4”). For the Staff’s convenience, a copy of this letter, along with a marked electronic copy of this Amendment No. 4, is being provided to show the revisions from the version of the Form 10 filed on November 8, 2019.

The numbered paragraphs below restate in bold and italics the numbered paragraphs in the Comment Letter, followed by responses on behalf of the Company. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the information statement filed as Exhibit 99.1 to Amendment No. 4 (the “Information Statement”). Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Information Statement.

U.S. Securities and Exchange Commission

November 15, 2019

Description of MediaCo Securities—Indemnification of Officers and Directors, page 83

1.                                We note that your forum selection provision in the Amended and Restated Code of Bylaws filed as Exhibit 3.2 to the registration statement identifies a Circuit or Superior Court of the Marion County, State of Indiana (or the United States District Court in the Southern District of Indiana in a case of pendent jurisdiction), as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Lastly, provide clear risk factor disclosure of the risks and other impacts on shareholders of MediaCo of the exclusive forum provision.

Response:   In response to the Staff’s comment, the Company respectfully advises the Staff that the Company intends for the forum selection provision in the Amended and Restated Code of By-laws filed as Exhibit 3.2 to apply to the fullest extent permitted under the laws of the State of Indiana. Accordingly, insofar as the forum selection provision would be permitted by law to apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, it would apply to such actions. The Company has enhanced disclosure on page 87 to disclose the forum selection provision, that the Company intends for the forum selection provision to apply to actions arising under the federal securities laws, that there is uncertainty as to whether a court would enforce the forum selection provision as it relates to actions arising under the federal securities laws, and that shareholders of MediaCo shall not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder. The Company has further revised disclosure on page 28 to provide clear risk factor disclosure of the risks and other impacts on shareholders of MediaCo of the forum selection provision.

U.S. Securities and Exchange Commission

November 15, 2019

General

2.                                Please provide an analysis of whether the distribution of MediaCo Class A shares to the shareholders of Emmis constitutes a sale under Section 2(a)(3) of the Securities Act. In this regard, explain whether the transactions in connection with the distribution would fundamentally alter the nature of the Emmis shareholders’ investment such that the shareholders are providing value for the MediaCo shares. For example, discuss the shareholders’ economic and voting interests in Emmis prior to the transactions compared to their economic and voting interests in Emmis and MediaCo after the transactions. For example, include the percentage of Emmis’ assets that the assets being contributed to MediaCo represent.

Response:   In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes the consummation of the spin-off will not result in a fundamental change to the economic ownership or voting power of the Emmis shareholders, when comparing their (1) pre-spin-off economic ownership of and voting power as to Emmis and (2) combined post-spin-off economic ownership of and voting power as to MediaCo and Emmis, to a degree that would constitute “value” within the meaning of Section 2(a)(3) (“Section 2(a)(3)”) of the Securities Act of 1933, as amended (the “Securities Act”).1 In general, Section 5 of the Securities Act prohibits the “sale” of a security unless a registration statement filed pursuant to the Securities Act is in effect. Section 2(a)(3) defines a “sale” to “include every contract of sale or a disposition of a security or interest in a security, for value.” In the instant case, the spin-off will not result in a fundamental change in the relative economic and voting interests of Emmis Shareholders that will constitute an exchange of value, and thus should not be deemed to constitute consideration2 in connection with the spin-off. The spin-off therefore will not result in a “sale” within the meaning of Section 2(a)(3), and registration of the transaction under the Securities Act is not required.

The relative change in ownership that current Emmis shareholders will experience as a result of the spin-off, when comparing their current holdings in Emmis and their post-spin-off holdings in both Emmis and MediaCo, is de minimis at best. Following the closing of the spin-off, Emmis shareholders will continue to own the same portion of the common stock of Emmis as they did prior to the spin-off. While Emmis will no longer own the assets that Emmis has contributed to MediaCo, which constituted 39.6% of Emmis’ total assets as of October 31, 2019, the Emmis shareholders will continue to own, through their combined ownership of Emmis common stock and the spun off shares of MediaCo Class A shares, their proportional share of the amounts paid by MediaCo to Emmis in consideration for such assets (i.e., $91,500,000 in cash, a $5,000,000 convertible promissory note payable by MediaCo to Emmis (the “Emmis Promissory Note”), the $5,000,000 receivable to Emmis for working capital being conveyed in the transaction, as to which Emmis is entitled to repayment (the “Emmis Receivable”), and the 23.72% stake in MediaCo that will be spun off to Emmis shareholders). Thus, as an economic matter, they are experiencing no change in the value of their overall investment.  The value to existing Emmis shareholders in receiving the MediaCo Class A shares, in combination with the value of their post-distribution shares of Emmis common stock, as nearly as possible approximates the pre-separation value of their shares of Emmis common stock.

Moreover, the $91,500,000 in consideration transferred from MediaCo to Emmis, the Emmis Promissory Note, the Emmis Receivable, and the 23.72% equity stake in MediaCo, do not constitute value, within the meaning of Section 2(a)(3), to the Emmis shareholders. Such consideration is being paid by MediaCo to Emmis in exchange for the determined fair market value of the assets that Emmis has transferred to MediaCo, and none of the cash proceeds or anything else received by Emmis, other than the MediaCo Class A shares, will be distributed to Emmis shareholders.

(1)  The Company also notes that the Commission has long taken the position that a dividend or distribution of securities generally does not constitute an “offer” or “sale” within the meaning of Section 2(a)(3) of the Securities Act. See Securities Act Release No. 33-929.

(2)  If shareholders receiving spun off securities were to provide consideration, or value, for the shares they are receiving, the transaction would constitute a “sale” within the meaning of Section 2(a)(3) and thus require registration under the Securities Act.  Thus, the first condition of question 4 of Staff Legal Bulletin No. 4 requires that the parent shareholders do not provide consideration for the spun off shares (the “No Consideration condition”) — as long as the No Consideration condition is satisfied, the effectuation of the spin-off will not result in a “sale” within the meaning of Section 2(a)(3). While the Staff has not asked us to address the other four conditions of said question 4, we note that each of them is satisfied in the instant case.

U.S. Securities and Exchange Commission

November 15, 2019

There also is no meaningful distinction between the pre-spin-off and post-spin-off voting rights and powers of the Emmis Class A shares and the MediaCo Class A shares. The Company respectfully advises the Staff that the MediaCo multi-class capital structure mirrors that which Emmis currently has in place. That is, Emmis currently maintains a dual class capitalization with Class A shares generally entitled to one vote and Class B shares generally entitled to ten votes.3  MediaCo’s Class A and Class B shares will have virtually identical voting rights to those of the Emmis Class A and Class B shares. As with MediaCo, the Emmis Class A and Class B shares generally vote together, except that they vote separately in connection with the election of certain directors. Emmis’ Class A shares voting as a single class currently vote to elect two out of nine Emmis directors, representing 22% of the board. MediaCo Class A shares will elect three out of seven MediaCo directors, representing 43% of the board.  The remaining seven Emmis directors are elected by a vote of the Emmis Class A shares and Class B shares, voting together as a single class.  However, because Emmis Class B shares have 10 votes per share, in practice, they effectively elect the remaining directors without consideration of the vote of the Emmis Class A shares. Just as SG Broadcasting will with respect to MediaCo, Jeffrey Smulyan currently owns 100% of the Emmis Class B shares, representing approximately 52% of the outstanding voting power of the Emmis Class A shares and Class B shares, collectively.  Further, according to Emmis’ most recent Proxy Statement on Schedule 14A, filed with the Commission on May 24, 2019 (file no. 000-23264), Emmis insiders and 5% beneficial owners held 71.8% of the voting power of Emmis stock as of May 3, 2019.

While the holders of MediaCo Class B shares will hold a higher portion of the outstanding voting power of the MediaCo Class A shares and Class B shares, collectively, than do the holders of the Emmis Class B shares with respect to shares of Emmis common stock, this difference (to the extent it is meaningful in any practical respect) is offset by the fact that the holders of MediaCo Class A shares will have the right to elect a higher percentage of their company’s directors (three out of seven) than do the holders of the Emmis Class A shares (two out of nine).

As MediaCo will have a substantially identical dual class structure with essentially the same voting rights per class, the Emmis shareholders will not have a significantly different level of influence on the composition of the MediaCo board as compared to their current level of influence on the composition of the Emmis board. By agreement of the parties, MediaCo’s board of directors is obligated to nominate as MediaCo Class A Directors only persons specified by Emmis during the term of the Emmis Promissory Note. Even after the term of the Emmis Promissory note, the MediaCo Class A Shares will maintain the right to vote as separate class on the election of the MediaCo Class A Directors, and the MediaCo By-laws clearly indicate the process for shareholders to separately nominate directors.

Because the value to existing Emmis shareholders in receiving the shares of MediaCo Class A shares, in combination with the value of their post-distribution shares of Emmis common stock, as nearly as possible approximates the pre-separation value of the shares of Emmis common stock, coupled with the fact that the Emmis shareholders are maintaining substantially the same voting rights, the transactions in connection with the distribution will not fundamentally alter the nature of the Emmis shareholders’ investment such that the Emmis shareholders are receiving MediaCo Class A shares in exchange for value. Accordingly, the spin-off will not result in a “sale” within the meaning of Section 2(a)(3) and registration of the transaction under the Securities Act is thus not required.

(3)  Both Emmis and MediaCo also have authorized shares of Class C common stock, but neither entity will have any outstanding Class C shares at the time of the spin-off, nor any plans to issue any such shares.

U.S. Securities and Exchange Commission

November 15, 2019

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If you have any questions or require any additional information regarding the foregoing, please do not hesitate to contact me at (215) 963-5061.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Justin W. Chairman
Name:	Justin W. Chairman

cc:                                Jeffrey Smulyan, MediaCo Holding Inc.

Christopher S. Ronne, Morgan, Lewis & Bockius LLP